06009397

S
COMMISSION
20549

SEC MAIL RECEIVED AUG 29 2006 WASH, D.C. 213 SECTION PROCESSING

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regis Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Alkyre Run Drive, Suite 350
(No. and Street)

Westerville (City) Ohio (State) 43082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert K. Cargin 614-545-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road (Address) Columbus (City) Ohio (State) 43220 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert K. Cargin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regis Securities Corporation, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NANCY A. VARGO
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES JULY 30, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGIS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2006 AND 2005

HHH
CPA GROUP

Martha J. Wickham, CPA
mwickham@hhhcpagroup.com

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

To the Board of Directors
Regis Securities Corporation
Westerville, Ohio

Independent Auditors' Report

We have audited the accompanying balance sheets of Regis Securities Corporation as of June 30, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regis Securities Corporation as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

HHH CPA Group, LLC

HHH CPA GROUP, LLC.
Columbus, Ohio

Federal Employer ID Number: 20-3767687

Richard B. Dumas

Richard B. Dumas, CPA

August 9, 2006

1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

REGIS SECURITIES CORPORATION

BALANCE SHEETS

JUNE 30, 2006 AND 2005

ASSETS	2006	2005
Cash	$ 106,275	$ 73,091
Deposits with clearing organization	45,000	45,000
Receivable from broker-dealers and clearing organization	61,709	106,784
Accounts receivable - other	1,500	623
Prepaid expenses	2,707	3,827
Total current assets	217,191	229,325
Property and equipment, net	8,754	5,434
Deferred income taxes	76,000	83,000
Deposits	110	110
	$ 302,055	$ 317,869

LIABILITIES AND STOCKHOLDER'S EQUITY	2006	2005
Accounts payable	$ 10,176	$ 2,896
Commissions payable	41,099	86,331
Accrued expenses	25,039	13,179
Income taxes payable	500	-
Total current liabilities	76,814	102,406
Stockholder's equity:		
Common stock (850 shares authorized, 100 shares issued and outstanding, at $100 par value)	10,000	10,000
Paid-in capital	396,225	396,225
Retained earnings	(180,984)	(190,762)
Total stockholder's equity	225,241	215,463
	$ 302,055	$ 317,869

See accompanying notes to financial statements.

REGIS SECURITIES CORPORATION

STATEMENTS OF INCOME

YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Revenues:		
Commissions	$ 2,265,887	$ 1,516,368
Investment advisory fees	-	10,765
Interest and dividends	5,736	2,314
Total revenues	2,271,623	1,529,447
Operating expenses:		
Commissions	1,756,640	1,219,470
Clearance fees	133,142	94,111
Wages	157,771	90,104
Professional services	42,659	14,026
Rent expense	40,366	20,266
Licenses and dues	25,398	23,739
Payroll taxes	19,771	11,346
Quotation services	17,016	12,354
Office	11,347	7,694
Telephone	10,625	17,201
Insurance	9,642	10,324
Travel	5,672	4,279
Maintenance	2,630	-
Depreciation	1,915	4,547
Charitable deductions	1,900	1,800
Postage and delivery	1,329	2,487
Advertising	1,141	3,059
Other	15,081	21,825
Total operating expenses	2,254,045	1,558,632
Income (loss) before income taxes	17,578	(29,185)
Income tax expense (benefit)	7,800	(10,000)
Net income (loss)	$ 9,778	$ (19,185)

See accompanying notes to financial statements.

REGIS SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Common stock:		
Balance at beginning of year	$ 10,000	$ 10,000
Issuance of shares	-	-
Balance at end of year	10,000	10,000
Additional paid-in capital:		
Balance at beginning of year	396,225	396,225
Additional contribution	-	-
Balance at end of year	396,225	396,225
Retained earnings:		
Balance at beginning of year	(190,762)	(171,577)
Net income (loss)	9,778	(19,185)
Balance at end of year	(180,984)	(190,762)
Total stockholder's equity	$ 225,241	$ 215,463

See accompanying notes to financial statements.

REGIS SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ 9,778	$ (19,185)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,915	4,547
Deferred income taxes	7,000	(10,000)
(Increase) decrease in:		
Receivable from broker-dealers and clearing organization	45,075	(51,266)
Accounts receivable - other	(877)	1,570
Prepaid expenses	1,120	(518)
Increase (decrease) in:		
Accounts payable	7,280	(1,422)
Commissions payable	(45,232)	42,874
Accrued expenses	11,860	3,023
Income taxes payable	500	(1,000)
Total adjustments	28,641	(12,192)
Net cash provided by (used in) operating activities	38,419	(31,377)
Cash flows from investing activities:		
Capital expenditures	(5,235)	-
Net cash used in investing activities	(5,235)	-
Cash flows from financing activities:		
Paid in capital contributions	-	-
Net cash provided by financing activities	-	-
Net increase (decrease) in cash	33,184	(31,377)
Cash at beginning of year	73,091	104,468
Cash at end of year	$ 106,275	$ 73,091
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ 300	$ 972

See accompanying notes to financial statements.

REGIS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2006 AND 2004

Note 1 - Summary of Significant Accounting Policies

A. Organization

Regis Securities Corporation (the Company) was organized on April 13, 1999. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC), the State of Ohio Securities Division, and is a member of the National Association of Securities Dealers (NASD).

The Company does not hold customer funds or safe-keep customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of June 30, 2006, the Company is licensed in eighteen states, including California, Colorado, Florida, Georgia, Illinois, Indiana, Kentucky, Maine, Michigan, Minnesota, New Jersey, North Carolina, Ohio, Virginia, West Virginia, and Wisconsin. The Company maintains three branch offices outside of their main office.

B. Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

C. Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $100,000 as of June 30, 2006. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and petty cash to be cash equivalents.

D. Depreciation

For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years.

E. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1 - Summary of Significant Accounting Policies - (Continued)

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs for fiscal 2006 and 2005 are $1,141 and $3,059, respectively.

G. Income Taxes

The provision for income taxes is based on pretax earnings reported on the financial statements, adjusted for transactions that will never enter into the computation of income taxes payable. The tax effects related to differences in the time certain income and expenses are recognized for financial reporting purposes and the time they are recognized for income tax reporting purposes are reflected in the balance sheet as deferred income taxes.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000 for the year ended June 30, 2006. At June 30, 2006 the Company's net capital as defined by SEC Rule 15c3-1 was $84,783 in excess of the minimum net capital required.

Note 4 – Related Party Transactions

The President leases office space on behalf of the Company. The Company pays the lease and it is recorded as rent expense on a monthly basis. There is no rental agreement between the Company and the President. Rent expense was $40,366 and $20,266 in 2006 and 2005, respectively.

Note 5 – Property and Equipment

A summary of property and equipment, recorded at cost, follows:

	2006	2005
Furniture and fixtures	$ 8,027	$ 8,027
Office equipment	17,621	12,386
Total property and equipment	25,648	20,413
Accumulated depreciation	(16,894)	(14,979)
Property and equipment, net	$ 8,754	$ 5,434

(Continued)

Note 6 - Income Taxes

The components of income tax expense (benefit) are as follows:

	2006	2005
Current		
Federal	$ -	$ -
State & local	800	-
	800	-
Deferred	7,000	(10,000)
Total	$ 7,800	$ (10,000)

Income tax expense (benefit) differs from the Federal statutory rate for the following reasons:

	2006	2005
Income tax expense (benefit) at Federal statutory rate	$ 5,977	$ (9,923)
Increase (reduction) in tax resulting from:		
Effect of state and local income taxes	528	-
Meals and entertainment limitation	142	-
Other	1,153	(77)
	$ 7,800	$ (10,000)

Deferred income taxes recorded in the balance sheet consist of the following:

	2006	2005
Net operating loss carryforward	$ 76,000	$ 83,000
Net deferred tax assets	76,000	83,000
Deferred tax liabilities	-	-
Net deferred tax assets	$ 76,000	$ 83,000

The Company has approximately $225,000 of net operating loss carryforwards, which begin to expire in 2014 if not previously utilized.

During the year ended, June 30, 2001, the Company realized a loss of $21,384 on the sale of its investment in corporate stocks. Federal income tax rules only allow those losses to offset capital gains. The Company has not recognized any deferred tax benefit for those losses. The tax benefit of approximately $4,000 can be carried forward 5 years and expires in the current year.

REGIS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

AS OF JUNE 30, 2006

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total stockholders' equity		$ 225,241
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		225,241
Non-allowable assets:		
Accounts receivable – other	$ 1,500	
Prepaid expenses	2,408	
Furniture and equipment, net	8,754	
Deferred income taxes	76,000	
Deposits	110	88,772
Net capital before haircuts on securities positions		136,469
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Trading inventory	-	
Other securities	1,686	1,686
Total net capital		$ 134,783

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 146,882
Audit adjustments	(11,799)
Net capital per audited financial statements	$ 135,083

The principal audit adjustment was an $11,898 increase in accrued commissions.